UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to __________

Commission File Number: 0-18859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.
101 Park Avenue
Oklahoma City, Oklahoma 73102

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001, and for the Year Ended December 31, 2002

Report of Independent Auditors

The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001 were audited by other auditors who have ceased operations. These auditors expressed an unqualified opinion on those financial statements on their report dated April 19, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at the end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Oklahoma City, Oklahoma June 23, 2003

This report is a copy of the previously issued report of Arthur Andersen LLP included in Form 11-K of the Sonic Corp. Savings and Profit Sharing Plan for the period from September 1, 2001 through December 31, 2001. This report has not been reissued by Arthur Andersen LLP.

Report of Independent Public Accountants

To the Plan Administrator of the
Sonic Corp. Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2001, and the related statements of changes in net assets available for benefits for the period from September 1, 2001 through December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the period from September 1, 2001 through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Oklahoma City, Oklahoma April 19, 2002

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Cash	$305	$99,993

Investments	8,406,033	7,788,001

Receivables:
Contributions:
Participants	33,976	26,040
Employer	39,876	15,867
Participant loans	3,017	—
Accrued interest	1,190	1,985

Total receivables	78,059	43,892

Total assets	8,484,397	7,931,886

Liabilities:
Excess deferrals	10,332	—

Net assets available for benefits	$8,474,065	$7,931,886

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions:
Investment income (loss):
Net depreciation in fair value of investments	$(1,289,147)
Interest and dividends	136,435

Net investment loss	(1,152,712)

Contributions:
Participants	1,383,727
Employer	693,946

2,077,673

Net additions	924,961

Deductions:
Benefit payments	372,818
Administrative expenses	9,964

Total deductions	382,782

Increase in net assets available for benefits	542,179
Net assets available for benefits at beginning of year	7,931,886

Net assets available for benefits at end of year	$8,474,065

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2002 and 2001

1. Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (the Plan), is a defined contribution plan covering substantially all employees of Sonic Corp. (the Employer), who have completed three consecutive months of service or at least 1,000 hours of service in any eligibility computation period, as defined in the plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Reference should be made to the Plan agreement for more complete information.

Effective December 31, 2001, the Plan adopted a new plan document, changed administrators, and changed certain investment options available under the Plan. The provisions under the new plan document are substantially the same as those in effect under the previous plan document.

Contributions

Beginning January 1, 2002, participants may contribute up to 50% of pretax annual compensation, as defined in the plan document. Prior to the adoption of the new plan document, participants were limited to contributing a maximum of 11% of pretax annual compensation. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans, which totaled $264,801 in 2002. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company voluntarily matched up to 4.5% (100% of the first 3%, plus 50% of the next 3%) of participants’ compensation for the year ended December 31, 2002. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce plan expenses, then future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Included in the Plan assets at December 31, 2002 and 2001, were $47,491 and $10,570, respectively, of unallocated forfeited nonvested accounts.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator.

Amounts Due to Participants

As of December 31, 2002 and 2001, there were no participants that had terminated and requested a distribution and had not received payment of the distribution.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Administration

The Plan is administered by the Company. Certain administrative expenses incurred by the Plan are paid by the Company and were not material in 2002.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and nonforfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at December 31, 2002 and 2001. The Company’s common stock is valued at its published market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments

The Plan’s investments were held by Nationwide Trust Company, FSB and BancOklahoma Trust Company as of December 31, 2002 and 2001, respectively. The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2002	2001
American Performance Cash Management Fund	$—	$448,517
AIM Constellation Fund	—	1,174,068
AIM Value Fund	—	784,840
American AAdvantage Balanced Fund	—	807,197
Federated Max Cap Fund	—	1,219,338
Neuberger & Berman Guardian Trust Fund	—	879,897
Sonic Corp. common stock	1,697,248	1,349,821
Dreyfus Intermediate Term Income Fund	1,251,734	—
Growth Fund of America/ A	1,117,624	—
Putnam International Growth	1,068,159	—
SEI Stable Asset	643,579	—
State Street Research Aurora A	475,496	—
Van Kampen Growth and Income A	1,452,598	—

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

For the Year Ended December 31, 2002
Mutual funds	$(971,581)
Sonic Corp. common stock	(317,566)

Net depreciation in fair value of investments	$(1,289,147)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 73-1371046

December 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Market Value
	AIM Small Cap Growth Fund	18,983 shares	$350,811
	Cash Management Trust of America	77,146 shares	77,146
	Dreyfus Intermediate Term Income Fund	97,792 shares	1,251,734
	Growth Fund of America/A	60,510 shares	1,117,624
	Putnam International Growth	65,092 shares	1,068,159
	SEI Stable Asset	643,579 shares	643,579
	State Street Research Aurora A	18,430 shares	475,496
	Van Kampen Growth and Income A	101,651 shares	1,452,598
*	Sonic Corp. common stock	82,833 shares	1,697,248
*	Participant Loans	Participant loans,
		interest rates from
		6.0% to 10.5%	271,638

	Total assets held for investment		$8,406,033

*Indicates party-in-interest to the Plan.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan
	By:	/s/ Nancy L. Robertson Nancy L. Robertson, Chair of the Sonic Corp. Savings and Profit Sharing Plan Advisory Committee
Date: June 30, 2003

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Auditors

23.2	Notice Regarding Consent of Arthur Andersen LLP

99.1	Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002